Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102 AND SECTION 5.2 OF
MULTILATERAL INSTRUMENT 61-101

1.             Name and Address of Company

Gold Reserve Inc. (the “Company”  or the “issuer”)
926 W. Sprague Avenue, Suite 200
Spokane, Washington
99201

2.             Date of Material Change

June 18, 2014

3.             News Release

The news release attached hereto as Schedule “A” announcing the material change described herein was issued through CNW Group at Spokane, Washington on June 19, 2014, and filed on SEDAR.

4.             Summary of Material Change

As described in the news release attached hereto as Schedule “A” (which news release is incorporated herein), the Company has extended and modified (the “2014 Note Restructuring”) substantially all of the US$25.3 million principal amount of previously modified outstanding convertible notes (the “Subject Notes”) and closed the previously announced financing of new notes by issuing an additional US$12 million principal amount of convertible notes (the “Private Placement”).  The notes issued pursuant to the 2014 Note Restructuring and the Private Placement are collectively referred to herein as, the “Notes”.

The Notes are convertible, at the option of the holder, into 285.71 shares of Class A common shares of the Company (“Common Shares”) per US$1,000 of principal (equivalent to a conversion price of US$3.50 per Common Share) at any time upon prior written notice to the Company, whereupon, the Company, at its option, may deliver all or part of the conversion consideration in cash in lieu of delivering Common Shares. The Company will have a right to redeem the Notes if the price of the Common Shares exceeds US$7.00 per share for at least 20 of 30 consecutive trading days.

Interest on the Notes is to be accrued and capitalized quarterly at a rate of 11% annually and reflected in promissory notes (the “Interest Notes”) payable in cash at maturity on December 31, 2015. The Interest Notes will not be convertible into Common Shares.

Each of Steelhead Partners LLC (“Steelhead”) and Greywolf Capital Management LP (“Greywolf”), through funds or entities managed, advised, or over which control or direction is exercised, held (and continue to hold) more than 10% of the outstanding Common Shares at the time the 2014 Note Restructuring and the Private Placement were agreed to.  Both Steelhead and Greywolf participated in the 2014 Note Restructuring and Greywolf also participated in the Private Placement.  As such, their participation was considered a “related party transaction” within the meaning of Canadian Multilateral Instrument 61-101 (“MI 61-101”) and Policy 5.9 of the TSX Venture Exchange which incorporates MI 61-101.

Full Description of Material Change

5.1     Full Description of Material Change

In addition to the information included in the news release attached hereto as Schedule “A”, the following disclosure is required under MI 61-101.

(a)           a description of the transaction and its material terms:

See item 4 of this report above.

(b)           the purpose and business reasons for the transaction:

As the Company is operating with limited funds, the purpose and business reasons for the 2014 Note Restructuring were to extend the maturity date of the Subject Notes in order for the Company to complete the arbitration process against the Government of Venezuela relating to the expropriation of the Company’s Las Brisas project, while the Private Placement provides the Company with additional working capital to continue operations as a mineral exploration company.

(c)           the anticipated effect of the transaction on the issuer’s business and affairs:

See item 5.1(b) of this report above.

(d)           a description of:

(i)            the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Pursuant to the 2014 Note Restructuring, Steelhead, through Steelhead Navigator Master, L.P. restructured US$16,236,000 principal amount of Subject Notes in exchange for Notes in the same principal amount and Greywolf, through GCP Europe Sarl and GCOF Europe Sarl, restructured US$2,950,000 aggregate principal amount of Subject Notes in exchange for Notes in the same aggregate principal amount.  Pursuant to the Private Placement, Greywolf also purchased, through GCP Europe Sarl, GCOP Europe Sarl and Greywolf Capital Overseas Fund II an additional US$7,000,000 aggregate principal amount of Notes.

(ii)           the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Immediately prior to the closing of the 2014 Note Restructuring and the Private Placement, the Company understands that Greywolf held US$2,950,000 aggregate principal amount of Subject Notes representing approximately 11.6% of the aggregate principal of such notes.  As a result of its participation in the 2014 Note Restructuring and Private Placement, Greywolf holds US$9,950,00 aggregate principal amount of Notes representing 26.6% of the aggregate principal amount of outstanding Notes.

(e)           unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The 2014 Note Restructuring and the Private Placement were unanimously approved by the board of directors of the Company, all of whom are independent of Steelhead and Greywolf.

(f)            A summary in accordance with section 6.5 of MI 61-101 of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable. See section 5.1(i) of this report below.

(g)           disclosure, in accordance with section 6.8 of MI 61-101 of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i)            that has been made in the 24 months before the date of the material change report:

Not applicable.  There is no such “prior valuation” (as such term is defined in MI 61-101).

(ii)           the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.  There is no such “prior valuation” (as such term is defined in MI 61-101).

(h)           the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The parties to the 2014 Restructuring and the Private Placement, including Steelhead and Greywolf, through funds or entities managed, advised, or over which control or direction is exercised, entered into the Subordinated Note Restructuring and Note Purchase Agreement dated as of June 18, 2014 (the “2014 Note Restructuring Agreement”) which sets out the terms and conditions of the 2014 Note Restructuring and the Private Placement and provides for certain representations, warranties and covenants made by, or to, the Company or the other parties signatory thereto, as the case may be.

Under the 2014 Note Restructuring Agreement, parties subject to the 2014 Note Restructuring, including Steelhead and Greywolf, received a cash payment on June 18, 2014 equal to 2.5 % of the aggregate principal of the Subject Notes in addition to the payment of accrued and unpaid interest on the full principal amount of the Subject Notes through the day immediately prior to June 18, 2014.  Participants in the Private Placement, including Greywolf, through funds or entities managed, advised, or over which control or direction is exercised by it, purchased such Notes for a price equal to 97.5% of the principal amount thereof.  A copy of the 2014 Note Restructuring Agreement is available for review on SEDAR at www.sedar.com under the Company’s profile.

(i)            disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

Valuation Exemption

The 2014 Note Restructuring, insofar as it involves Steelhead and Greywolf, and the Private Placement, insofar as it involves Greywolf, when added together, were exempt from the minority shareholder approval requirements of MI 61-101 pursuant to the exemption set out in subsection 5.5(a) of MI 61-101 (the “Valuation Exemption”).  The Valuation Exemption applies where the circumstances described in paragraph (a) of section 5.5 of MI 61-101 apply, which are that:

“at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves “interested parties” (as such term is defined in MI 61-101), exceeds 25% of the issuer’s “market capitalization” (as such term is defined in MI 61-101).”

Regarding the facts supporting reliance on the Valuation Exemption:

(i)            the 2014 Note Restructuring and the Private Placement were agreed to pursuant to the terms of the 2014 Note Restructuring Agreement dated as of June 18, 2014 entered into between the Company and each of the other parties signatory to it, including Steelhead and Greywolf;

(ii)           the Company’s “market capitalization” as at June 18, 2014 for the purpose of MI 61-101 was in excess of US$200 million  and 25% of this figure is approximately US$50 million;

(iii)          the fair market value of the subject matter of the 2014 Note Restructuring, insofar as it involves Steelhead and Greywolf, is US$19,186,000 (representing the aggregate principal amount of Subject Notes held by them or by funds or entities managed by them) and the fair market value of the Private Placement, insofar as it involves Greywolf, is US$7 million (representing the aggregate principal amount of Notes purchased under the Private Placement by funds or entities managed by Greywolf);

(iv)          the fair market value of the aggregate consideration for effecting the 2014 Note Restructuring and the Private Placement, insofar as they involve Steelhead and Greywolf, is US$654,650 (representing a fee paid in cash of 2.5% of the aggregate principal amount of Subject Notes subject to the 2014 Note Restructuring and a purchase price discount for the Notes issued under the Private Placement equal to 2.5% of the principal amount of such Notes); and

(v)           the aggregate fair market value of each of the subject matter of and the consideration for the Private Placement and the 2014 Note Restructuring, insofar as if they involve related parties described herein is less than 25% of the market capitalization of the Company as set forth in (ii) above.

Shareholder Approval Exemption

The 2014 Note Restructuring, insofar as it involves Steelhead and Greywolf, and the Private Placement, insofar as it involves Greywolf, when added together, were exempt from the shareholder approval requirements of MI 61-101 pursuant to the exemption set out in subsection 5.7(a) of MI 61-101 which provides that this exemption applies in the event the circumstances described in paragraph (a) of section 5.5 of MI 61-101 apply.  As such, the circumstances described pursuant to the Valuation Exemption apply as set forth in item 5.1(i) under “Valuation Exemption” above in this report.

5.2     Disclosure for Restructuring Transactions

Not Applicable.

5.             Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

6.             Omitted Information

Not Applicable.

7.             Executive Officer

A. Douglas Belanger
President
(509) 623-1500

8.             Date of Report

June 26, 2014.

Schedule “A”
News Release

NR 14-05

GOLD RESERVE ISSUES US $12 MILLION OF NEW CONVERTIBLE NOTES AND MODIFIES TERMS OF US $25.3 MILLION OF EXISTING CONVERTIBLE NOTES

SPOKANE, WASHINGTON, June 19, 2014

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) announces the closing of the previously announced financing of US $12 million of new convertible notes and the extension and modification of substantially all of the US$25.3 million outstanding principal amount of previously modified notes (collectively “the Notes”).

Interest related to the Notes will be accrued and be capitalized quarterly at a rate of 11% annually issued in the form of a note and be payable in cash at maturity on December 31, 2015. The notes representing the interest (“Interest Notes”) will not be convertible into common shares of the Company.  The Notes will be convertible, at the option of the holder, into 285.71 shares of Class A common shares per US $1,000 (equivalent to a conversion price of US $3.50 per common share) at any time upon prior written notice to the Company, whereupon, the Company, at its option, may deliver all or part of the conversion consideration in cash in lieu of delivering Class A common shares. The Company will have a right to redeem the Notes if the price of the common shares exceeds $7.00 per share for at least 20 of 30 consecutive trading days.  Further information on the Notes can be found in the regulatory filings of the Company by going to the website at www.goldreserveinc.com.

Doug Belanger, President stated, “The closing of the new financing and the extension and amendment of the Company’s notes due 2014 puts the Company in a strong position to complete the arbitration process through to its full conclusion. Recently, in response to the Tribunal's invitation, the Company and Venezuela each submitted their respective arbitration costs. We are very pleased that the arbitration process is in its final stage, with the next steps being the formal closing of the proceedings and the issuance of a final award by the ICSID Tribunal shortly thereafter.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that state Gold Reserve's or its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the arbitration proceedings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2013, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

Further information regarding the Company can be located at www.goldreserveinc.com,  www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”